FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 14, 2007

EXHIBIT 1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS

2007 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE,

August 14, 2007.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the quarter and six months ended June 30, 2007.

Second Quarter 2007 Results:

For the quarter ended June 30, 2007, net revenues amounted to $19.9 million and net income was $5.7 million an increase of $2.7 million or 15.7% and an increase of $1.1 million or 23.9% respectively from net revenues of $17.2 million and net income of $4.6 million for the quarter ended June 30, 2006.

Earnings per share, basic and diluted, calculated on 14,400,000 weighted average number of shares outstanding, were $0.40 for the quarter ended June 30, 2007 as compared to earnings per share of $0.33, basic and diluted, calculated on 14,000,000 weighted average number of shares outstanding for the second quarter of 2006.

Adjusted EBITDA for the second quarter of 2007 was $11.7 million, an increase of $2.8 million or 31.5%, from $8.9 million for the same period of 2006.  A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the second quarter of 2007, the Company reported an unrealized, non-cash gain of $0.3 million on two previously disclosed interest rate swap arrangements as compared to the second quarter 2006 where the company reported a non-cash gain of $0.7 million. Before this non-cash item, net income was $5.4 million, or $0.37 per share, basic and diluted for second quarter 2007 as compared to $3.9 million, or $0.28 per share, basic and diluted for the second quarter of 2006.

An average of 29.3 vessels were owned and operated in the second quarter of 2007, earning an average time-charter-equivalent rate of approximately $7,075 per day as compared to 25.1 vessels and earning an average of $6,922 per day for the same period of 2006.

First Half 2007 Results:

For the six months ended June 30, 2007, net revenues amounted to $40.6 million and net income was $12.3 million an increase of $6.4 million or 18.7% and a increase of $0.7 million or 6% respectively from net revenues of $34.2 million and net income of $11.6 million for the six months ended June 30, 2006.

Earnings per share, basic and diluted, calculated on 14,400,000 weighted average number of shares outstanding, were $0.85 for the six months ended June 30, 2007 as compared to earnings per share of $0.83, basic and diluted, calculated on 14,000,000 weighted average number of shares outstanding for the six months of 2006.

Adjusted EBITDA for the period ended June 30, 2007 was $24.0 million, an increase of $5.0 million or 26.3%, from $19.0 million for the same period of 2006.  A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the six months of 2007, the Company reported an unrealized, non-cash gain of $0.3 million on two previously disclosed interest rate swap arrangements as compared to the first half of 2006, where the Company reported a non-cash gain of $1.3 million. Before this non-cash item, net income was $12.0 million, or $0.83 per share, basic and diluted for six months ended June 30, 2007 as compared to $10.3 million, or $0.73 per share, basic and diluted for the first half of 2006.

An average of 29.9 vessels were owned and operated in the six months of 2007, earning an average time-charter-equivalent rate of approximately $7,308 per day as compared to 23.8 vessels and earning an average of $7,377 per day for the same period of 2006.

Management Commentary:

CEO Harry Vafias commented: "The second quarter of 2007 was on an overall basis satisfactory. We continued to expand our fleet and kept our operating expenses under very tight control. The quarter was marred by the unfortunate incident involving the M/V Gas Shanghai, that has been reported previously, for which we deeply regret the loss of life involved. The loss of revenue from this incident coupled with the “seasonal” softening of the spot market led to the $0.9 million decline in revenues compared to the first three months of the year. However, year on year, we have produced improved EBITDA, Net Income and Earnings Per Share and with some 92% of our fleet days fixed for the remainder of 2007, about 63% for 2008 and 22% for 2009, along with our successful follow on offering in July, we look forward with confidence to the remainder of this year and beyond.

We firmly believe that the fundamentals for our sector are very positive going forward. We believe that the recent re-hiring of three of our vessels by their current charterers, some six months ahead of the expiration of their existing contracts, and at rates about 25% higher than their current rates, is a testament to the favorable outlook for our sector.

Finally I am pleased to confirm that we will be paying our seventh consecutive dividend since we went public in October 2005. This dividend will also include our recently expanded shareholder base further to our follow on offering. We would like to thank both our previously existing and our new shareholders for their support and faith in our Company. We look forward to continuing to expand our Company and proving that your faith has been well placed.”

CFO Andrew Simmons commented: “With the proceeds from our upsized follow-on offering the Company now has the resources to continue its growth cementing its #1 position in the Handysize LPG sector, while at the same time continuing to have a prudently structured balance sheet along with the strong period coverage as highlighted by Harry. This strategy enables us to generate stable and predictable cash flows sustaining our profitability and dividend policy. Continuing our policy of having circa 50% of our debt on a fixed rate basis at all times, in June of this year, we entered into an additional $25 million five year interest rate swap. We are also pleased to note that in the period since the conclusion of our follow-on offering the daily trading volume of our stock has increased significantly.”

Quarterly Dividend:

At today’s meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on August 31, 2007 to shareholders of record on August 24, 2007.

This is the seventh consecutive quarterly dividend since the company went public in October 2005. Since then, STEALTHGAS has declared quarterly dividends aggregating $1.3125 per common share.

Completion of Follow-on Offering:

In July 2007, the Company concluded a follow-on offering of 7,660,105 shares of common stock, including 460,105 over-allotment shares, resulting in net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of approximately $129.6 million. The shares were sold to the public at a price of $18.00 per share. The final number of shares offered represented an increase of 1,200,000 shares from the originally proposed offering size.

Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. acted as the joint bookrunning managers in the offering. Johnson Rice & Company L.L.C., Morgan Keegan & Company, Inc., DVB Capital Markets LLC and Scotia Capital (USA) Inc. acted as co-managers.

The Company has used a portion and intends to use the remaining net proceeds of the offering to pay the remaining balance of the purchase price for five LPG carriers which it had previously agreed to acquire (three of which have now been delivered to the Company), repay outstanding indebtedness incurred to acquire certain vessels in its current fleet, and for general corporate purposes.

Fleet Developments:

During the second quarter 2007, the Company took delivery of four LPG Carriers it had previously agreed to acquire, the M/V M/V “Sea Bird II” on May 18, 2007, the M/V “Gas Renovatio” on May 29, 2007, the M/V “Gas Icon” on June 27, 2007, and the M/V “Chiltern” on June 28, 2007, expanding its fleet to 33 vessels, with a carrying capacity of 141,912 cbm.

On August 10, 2007, the Company announced that it took delivery of three PLG carriers it had previously agreed to acquire, the M/V “Gas Evoluzione” on July 23, 2007, M/V “Gas Kalogeros” on July 27, 2007, and the M/V “Gas Sikousis” on August 3, 2007, thereby expanding its current fleet to 36 vessels, with a carrying capacity of 153,929 cbm.

As previously announced, the Company has also agreed to acquire three additional LPG carriers, the M/V “Gas Haralambos,” a 2007 built new building resale 7,000 cbm Fully Pressurized (“F.P.”) vessel, the M/V “Gas Sophie,” a 1995 built 3,500 Fully Pressurized (“F.P.”) vessel, both with expected delivery in October 2007 and the M/V “Gas Premiership”, a 2001 built, 7,200 cbm Fully Pressurized (“F.P”) vessel with expected delivery in February 2008. Once these acquisitions are complete, the Company’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm).

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar (2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Marathon (3)	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon (4)	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-10
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	May-08
Lyne (5)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan(6)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (7)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (8)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-08
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	May-08
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-08
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-08
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (9)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (10)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-08
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune (11)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (12)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (13)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Gas Renovatio	3,313	F.P.	1997	May-07	Time Charter	Jan-08
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy (14)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	153,929 Cbm
36 VESSELS
Additional Vessels (with expected delivery date)
Gas Premiership (15)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
Gas Haralambos (16)	7,000	F.P.	Oct-07	Oct-07	Time Charter	Oct-09
Gas Sophie	3,500	F.P.	1995	Oct-07	-	-
FLEET TOTAL	171,629 cbm
39 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Cathar is currently employed under a time charter with an initial term expiring in August 2007, which has been extended to August 2008.

(3)

Gas Marathon is currently employed under a bareboat charter with an initial term expiring in October 2007. Thereafter she will be re-employed on a bareboat charter October 2009.

(4)

Gas Amazon is currently employed under a time charter with an initial term expiring in November 2007, which has been extended to November 2008.

(5)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(6)

Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter she will be re-employed on a bareboat charter until September 2011.

(7)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(8)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(9)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(10)

Gas Shanghai is currently employed under a time charter with an initial term expiring in September 2007, which has been extended to September 2008.

(11)

Gas Fortune is currently employed under a time charter with an initial term expiring in December 2007, which has been extended to December 2008.

(12)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(13)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year period, the first one to be negotiated in May 2009.

(14)

Gas Prodigy is currently employed under a time charter with an initial term expiring in December 2007, which has been extended to December 2008.

(15) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(16) Gas Haralambos will commence a two year charter upon expected delivery in October 2007 expiring in October 2009.

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended June 30, 2007 and June 30, 2006.

FLEET DATA	Q2 2007	Q2 2006
Average number of vessels (1)	29.3	25.1
Period end number of vessels in fleet	33.0	28.0
Total calendar days for fleet (2)	2,723	2,280
Total voyage days for fleet (3)	2,675	2,253
Fleet utilization (4)	98.2%	98.8%
Total time charter days for fleet (5)	2,515	1,889
Total spot market days for fleet (6)	160	364

AVERAGE DAILY RESULTS	Q2 2007	Q2 2006
Time Charter Equivalent – TCE (7)	$7,075	$6,922
Vessel operating expenses (8)	2,037	2,074
Management fees	343	329
General and administrative expenses	323	444
Total operating expenses (9)	2,359	2,519

The following key indicators highlight the Company’s operating performance during the six months ended June 30, 2007 and June 30, 2006.

FLEET DATA	6M 2007	6M 2006
Average number of vessels (1)	29.9	23.8
Period end number of vessels in fleet	33	28.0
Total calendar days for fleet (2)	5,302	4,299
Total voyage days for fleet (3)	5,254	4,268
Fleet utilization (4)	99.1%	99.3%
Total time charter days for fleet (5)	4,980	3,786
Total spot market days for fleet (6)	274	482

AVERAGE DAILY RESULTS	6M 2007	6M 2006
Time Charter Equivalent – TCE (7)	$7,308	$7,377
Vessel operating expenses (8)	2,044	2,109
Management fees	347	325
General and administrative expenses	320	375
Total operating expenses (9)	2,364	2,484

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Adjusted EBITDA Reconciliation:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the accounting standards generally accepted in the United States of America, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

Adjusted EBITDA reconciliation for the quarters ended June 30, 2007 and June 30, 2006:

(figures in US $)	Q2 2007	Q2 2006
Net Cash Provided By Operating Activities	$15,860,775	$7,298,018
Net increase in current assets, excluding cash	(270,412)	664,722
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(6,599,852)	(1,328,190)
Interest income	(109,484)	(165,576)
Interest and finance costs	2,477,626	1,734,096
Amortization of finance fees	(17,410)	(9,368)
Change in fair value of derivatives	327,521	675,496
Adjusted EBITDA	$11,668,764	$8,869,198

(figures in US $)	Q2 2007	Q2 2006
Net Income	$5,689,025	$4,621,660
Plus interest and finance costs	2,477,626	1,734,096
Less Interest income	(109,484)	(165,576)
Plus Depreciation	3,802,162	3,127,351
Plus Amortization of fair value of acquired time charters	(190,565)	(448,333)
Adjusted EBITDA	$11,668,764	$8,869,198

Adjusted EBITDA reconciliation for the six months ended June 30, 2007 and June 30, 2006:

(figures in US $)	6M 2007	6M 2006
Net Cash Provided By Operating Activities	$24,670,519	$16,589,761
Net increase in current assets, excluding cash	(203,934)	1,189,988
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(5,244,093)	(2,889,461)
Interest income	(371,528)	(351,636)
Interest and finance costs	4,869,835	3,091,390
Amortization of finance fees	(38,257)	(19,287)
Change in fair value of derivatives	301,576	1,318,456
Adjusted EBITDA	$23,984,118	$19,029,081

(figures in US $)	6M 2007	6M 2006
Net Income	$12,311,479	$11,580,353
Plus interest and finance costs	4,869,835	3,091,390
Less Interest income	(371,528)	(351,636)
Plus depreciation	7,463,993	5,935,011
Plus Amortization of fair value of acquired time charters	(289,661)	(1,226,037)
Adjusted EBITDA	$23,984,118	$19,029,081

Conference Call and Webcast:

As previously announced, on today, August 14, 2007 at 11:30 A.M. EDT, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 586 513 (Standard International Dial In). Please quote "STEALTHGAS".

A telephonic replay of the conference call will be available until August 21, 2007 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 2201616#

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Condensed Consolidated Statements of Income

For the quarters ended June 30, 2006 and June 30, 2007

(Expressed in United States Dollars)

	For the Quarter Ended
	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$17,215,045	$19,880,050

Expenses
Voyage expenses	1,618,689	958,144
Vessels' operating expenses	4,729,458	5,545,968
Dry-docking costs	432,926	--
Management fees	750,986	932,890
General and administrative expenses	1,013,422	878,355
Depreciation	3,127,351	3,802,162
Total expenses	11,672,832	12,117,519

Income from operations	$5,542,213	$7,762,531

Other income and (expense)
Interest and finance costs	(1,734,096)	(2,477,626)
Change in fair value of derivatives	675,496	327,521
Interest income	165,576	109,484
Foreign exchange loss	(27,529)	(32,885)
Other expenses, net	(920,553)	(2,073,506)

Net income	$4,621,660	$5,689,025

Earnings per share, basic and diluted	$0.33	$0.40

Weighted average number of shares, basic and diluted	14,000,000	14,400,000

STEALTHGAS INC.

Condensed Consolidated Statements of Income

For the six months ended June 30, 2006 and June 30, 2007

(Expressed in United States Dollars)

	For the Six Months Ended
	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Voyage revenues	$34,152,963	$40,624,156

Expenses
Voyage expenses	2,666,514	2,233,592
Vessels' operating expenses	9,066,664	10,838,762
Dry-docking costs	432,926	--
Management fees	1,398,785	1,840,850
General and administrative expenses	1,610,603	1,696,030
Depreciation	5,935,011	7,463,993
Total expenses	21,110,503	24,073,227

Income from operations	$13,042,460	$16,550,929

Other income and (expense)
Interest and finance costs	(3,091,390)	(4,869,835)
Change in fair value of derivatives	1,318,456	301,576
Interest income	351,636	371,528
Foreign exchange loss	(40,809)	(42,719)
Other expenses, net	(1,462,107)	(4,239,450)

Net income	$11,580,353	$12,311,479

Earnings per share, basic and diluted	$0.83	$0.85

Weighted average number of shares, basic and diluted	14,000,000	14,400,000

STEALTHGAS INC
Condensed Consolidated Balance Sheets

As of December 31, 2006 and June 30, 2007

(Expressed in United States Dollars)

	December 31,	June 30,
	2006	2007
	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$11,146,871	$5,962,161
Trade receivables	1,096,645	870,071
Claim receivable	289,922	30,378
Inventories	746,874	770,951
Advances and prepayments	270,370	264,355
Fair value of above market acquired time charter	23,718	--
Restricted cash	4,317,338	4,671,745
Total current assets	$17,891,738	$12,569,661
Non current assets
Advances for vessels acquisitions	--	1,700,000
Advances for vessels under construction	3,483,750	2,355,000
Vessels, net	297,950,257	352,506,132
Restricted cash	--	200,000
Deferred finance charges, net of accumulated amortization of $87,424 (as of December 31, 2006)
and (as of June 30, 2007) $125,681	279,576	387,114
Fair value of derivatives	368,119	804,816
Total non current assets	$302,081,702	$357,953,062
Total assets	$319,973,440	$370,522,723
Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	2,198,456	8,314,298
Short-term bridge facility	--	18,000,000
Trade accounts payable	2,049,456	1,940,369
Other accrued liabilities	4,681,488	4,501,097
Customer deposits	660,000	643,500
Deferred income	2,889,998	2,307,727
Current portion of long-term debt	16,149,600	15,505,064
Total current liabilities	$28,628,998	$51,212,055
Non current liabilities
Fair value of derivatives	404,021	180,436
Customer deposits	1,323,272	3,307,001
Fair value of below market acquired time charter	1,016,281	1,721,902
Long-term debt	124,798,640	143,028,916
Total non current liabilities	$127,542,214	$148,238,255
Total liabilities	$156,171,212	$199,450,310
Commitments and contingencies	--	--
Stockholders' equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with par value of
$0.01 per share 100,000,000 common shares authorized 14,400,000 shares
issued and outstanding with a par value of $0.01 per share	144,000	144,000
Additional paid-in capital	150,607,621	150,607,621
Retained earnings	12,826,845	19,738,324
Accumulated other comprehensive income	223,762	582,468
Total stockholders' equity	$163,802,228	$171,072,413
Total liabilities and stockholders' equity	$319,973,440	$370,522,723

STEALTHGAS INC
Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For the Quarter Ended
	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income for the period	$11,580,353	$12,311,479

Items included in net income not affecting
cash flows:
Depreciation and amortization	5,954,298	7,502,250
Amortization of fair value of time charter	(1,226,037)	(289,661)
Net (income) of vessel acquired from the Vafias Group	(99,870)	--
Change in fair value of derivatives	(1,318,456)	(301,576)

Changes in operating assets and liabilities:
(Increase)/Decrease in
Trade receivables	(285,579)	226,574
Claim receivable	(179,489)	(4,578)
Inventories	(694,342)	(24,077)
Advances and prepayments	(30,578)	6,015
Increase/(Decrease) in
Payable to related party	1,213,020	6,115,842
Trade accounts payable	972,456	(109,087)
Other accrued liabilities	765,388	(180,391)
Deferred income	(61,403)	(582,271)
Net cash provided by operating activities	$16,589,761	$24,670,519

Cash flows from investing activities
Insurance proceeds	--	264,122
Advances for vessels acquisitions	--	(1,700,000)
(Increase) in restricted cash account	(2,084,441)	(554,407)
Acquisition of vessels	(78,245,786)	(59,872,118)
Net cash (used in) investing activities	$(80,330,227)	$(61,862,403)

Cash flows from financing activities
Deemed dividends	(287,500)	--
Dividends paid	(5,250,000)	(5,400,000)
Deferred finance charges	(110,000)	(145,795)
Overdraft facility	(200,000)	--
Customer deposits	--	1,967,229
Loan repayment	(47,706,000)	(9,481,760)
Proceeds from short-term bridge facility		18,000,000
Proceeds from long-term debt	100,430,000	27,067,500
Net cash provided by financing activities	$46,876,500	$32,007,174

Net (decrease) in cash and cash equivalents	(16,863,966)	(5,184,710)
Cash and cash equivalents at beginning of period	23,210,243	11,146,871
Cash and cash equivalents at end of period	$6,346,277	$5,962,161
Supplemental Cash Flow Information:
Cash paid during the period for:
Interest payments	$2,624,695	$4,419,047
Non cash items:
Fair value of below market acquired time charter	$1,982,000	$1,019,000

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 36 LPG carriers with a total capacity of 153,929 cubic meters (cbm). In addition, the company has agreed to acquire one re sale newbuilding LPG carrier expected to be delivered to it in October 2007. It has also entered into agreements to acquire two additional second-hand LPG carriers with expected delivery between October 2007 and February 2008. Once these acquisitions are complete, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 171,629 cubic meters (cbm). STEALTHGAS Inc.’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: August 14, 2007                    By:            /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer